EXHIBIT 99.1

Extension of the Arrangement Between Bezeq, DBS and Bezeq International to Offer Joint Bundle Services

April 25, 2013, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”) notified B Communications Ltd. that its board of directors and audit committee has approved the extension of the Joint Bundle Agreements between Bezeq and its subsidiary, D.B.S. Satellite Services (1998) Ltd. (“DBS”) and between DBS and Bezeq International Ltd. (“Bezeq International”).

The arrangements under these agreements are identical to those previously approved by Bezeq in 2010 and will be in effect until December 31, 2015.

Under the agreements, Bezeq and Bezeq International may offer DBS’s television and satellite services and DBS may offer Bezeq’s Internet ADSL, fixed-line telephony services and value added services and Bezeq International’s services (such as Internet, international telephony, VOB and value added services).

The joint bundle services are offered in response to customers’ demand. Bezeq believes that the ability to offer joint service packages will increase sales and reduce the rate at which customers replace the services in the package. In addition, the bundled services will benefit DBS’s competitive position and may increase the sales of its services. Bezeq International believes that DBS is able to effectively market Bezeq International's services and that this arrangement will increase the sales of each company.

Under applicable law, in the event that one or more of Bezeq’s shareholders, holding at least 1% of the ownership interest in Bezeq, objects to these arrangements within 14 days of Bezeq’s announcement, the arrangements will be subject to shareholders’ approval.